UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

CreoScitex Europe SA
Waterloo Office Park
Building E-F
Dreve Richelle 161
1410 Waterloo, Belgium
www.CreoScitex.com

CreoScitex (Europe) SA
Katja Mader
Tel: +32-2-352-28-47
Fax: +32-2-352-28-57
Email: katja_mader@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Europe Partners with Kodak Polychrome Graphics
on Fast Thermal Imaging Platesetter for Newspaper Market

Waterloo, BELGIUM (May 14, 2001) - CreoScitex Europe SA, a subsidiary of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), is pleased to announce the partnership with Kodak Polychrome Graphics to distribute CreoScitex Trendsetter® 2637 platesetters throughout the European newspaper industry. The Trendsetter 2637 is amongst the fastest thermal computer-to-plate systems available to the newspaper industry today and will be distributed through both CreoScitex and Kodak Polychrome Graphics European channels. The Trendsetter 2637 is a dedicated newspaper CTP system imaging up to 100-broadsheet plates per hour or 65 panorama plates when imaging at 1200 dpi resolution and used with an optical punch bender. A high level of process control is achieved with the sharp SQUAREspot™ imaging technology, automatic temperature compensation of the engine, and dynamic autofocus to accurately track and compensate for plate surface variations. Higher process control assures accurate and repeatable screens on press, enables the use of FM screens and higher line conventional screens, and provides greater fidelity for presswork. It translates into better press utilization, faster make-ready, less wastage, and greater consistency and repeatability than with any other platemaking method.

Kodak Polychrome Graphics' ThermalNews printing plates were developed specifically for newspaper applications and can guarantee optimized productivity when imaged by the Trendsetter 2637V AL.

In addition to imaging the ThermalNews plates, the Trendsetter 2637 can image most 830nm thermal plates, and features automatic plate loading and unloading, and a flexible, standard file-format interface to existing newspaper production systems. The CreoScitex Recorder Interface (CRI), which comes with the Trendsetter 2637 systems, is a licensed interface that allows a variety of prepress systems to send ripped TIFF files directly to CreoScitex output devices.

"We are keen to work with Kodak Polychrome Graphics on distributing the Trendsetter 2637 in Europe," said Boudewijn Neijens, Executive Vice-President Marketing of CreoScitex Europe. "This initiative builds on the synergy that has long been established between our two companies and our customers will gain efficiency and quality by working with these excellent products."

"Thermal technology meets and exceeds the need for high quality colour and reduced production costs," says Stéphane Liévain, Vice President of Sales and Marketing for Kodak Polychrome Graphics Europe. "Because the system is silver-free it provides a cleaner working environment and lower chemistry usage. Press imaging is improved, restarts are quicker and paper waste is consequently lower. The environmental benefits are significant. Newspapers need thermal CTP systems as the industry becomes rapidly more competitive and demands quality, reliability and consistency."

When a member of Italy's largest newspaper printing group wanted to provide its personnel with CTP experience, they chose the CreoScitex Trendsetter® 2637. "After the very first days, instead of running limited CTP test production we decided to start platemaking every night for the full three editions of our main newspaper title," said Giuseppe Marchetti, Managing Director S.I.E.S., part of the Seregni Group, the largest newspaper printer in Italy. "There were several excellent reasons for S.I.E.S. management to use the Trendsetter 2637 and Kodak Polychrome Graphics ThermalNews plates," he said. "The easy handling of thermal plates in daylight, the increased quality of registration of all four colours, the better quality achieved on the press (also underlined by the newspaper's publisher), and the very simple, user-friendly interface of the CTP which allowed our personnel to master its use very quickly."

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contacts:

CreoScitex (Europe) SA
Katja Mader
Tel: +32-2-352-28-47
Fax: +32-2-352-28-57
Email: katja_mader@creoscitex.com

Kodak Polychrome Graphics
Rinus Hoebeke
Tel: +31-53-369367
Fax: +31-35-6091213

Pat Holloway
Tel: +44-1923-655799
Fax: +44-1923-242704

PR contact: Brian Mulholland
Tel: +44-1923-772755

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: May 16, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary